Exhibit 2.11

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Maudore Minerals Ltd.

2000 Peel Street

Suite 620

Montreal, Quebec

Canada, H3A 2W5

2.	Date of Material Change

October 15, 2013

3.	News Release

A news release (the “News Release”) was issued by Maudore Minerals Ltd. (“Maudore” or the “Company”) (MAO: TSX-Venture; MAOMF: US OTC; M6L Frankfurt Exchange) through CNW Telbec on October 15, 2013. A copy of the News Release is attached hereto as Appendix A and forms a part of this material change report.

4.	Summary of Material Change

Maudore announced on October 15, 2013 that agreements have been signed for the consensual restructuring of current debts owed to Cyrus Capital Partners (“Cyrus”), in its capacity as a manager to FBC Holdings S.à.r.l (“FBC”), as well as with the major unsecured creditors at both Maudore and its operating subsidiary Aurbec Mines Inc. (“Aurbec”).

The Maudore agreement covers $2.36 million of trade credit, of which approximately $300 thousand is to be repaid by November 30, 2013, with the balance due on October 30, 2014.

The Aurbec agreement covers $4.33 million of trade credit, of which approximately $562 thousand is to be repaid by November 30, 2013, and a further $562 thousand is to be repaid by April 30, 2014, for a total reduction of $1.12 million. The balance will be due on October 31, 2014. The Aurbec trade creditors will be granted a first ranking charge on Aurbec’s rights and claims in respect of its Vezza Project (“Vezza Hypothec”) to secure any outstanding balance until repaid. In consideration for the Vezza hypothec and the payments by Aurbec, Entrepreneur Minier Promec Inc. has agreed to discharge an existing hypothec which it registered on August 15, 2013 and has agreed to seek the withdrawal or dismissal of the bankruptcy petition filed against the Company on August 27, 2013 (the Maudore agreement and Aurbec agreement are collectively referred to herein as the “Standstill Agreements”).

Maudore also received, and its board of directors (the “Board”) has approved, a non-binding consensual restructuring term sheet proposal (“Term Sheet”) from Cyrus, in its capacity as a manager to FBC, which provides for the restructuring of certain debt arrangements of the Company, including:

•	A new liquidity facility of up to $6 million (“Liquidity Facility”) bearing interest at 15% payable quarterly in arrears in cash which matures one year following closing;

•	One year of interest expense deferral in the amount of $2.984 million to be replaced by $2.984 million of 5% convertible debentures (“5% Convertible Debentures”) with a three year maturity, convertible into 24,870,313 common shares of the Company (“Shares”);

•	A $725 thousand commitment to subscribe for a proportionate share of a $4.72 million rights offering by the Company (“Rights Offering”); and

•	The release of the interest escrow account with the net proceeds to be applied to reduce the current term loan owing to FBC to $19.2 million; and

•	Fees relating to the facilities totalling 9,078,000 Shares (“Fee Shares”).

The Board received an opinion from Clarus Securities Inc. (“Clarus”) regarding the terms and conditions of the Term Sheet stating that it is fair to Maudore, from a financial point of view.

Maudore also announced that it intends to file a prospectus for the Rights Offering. Each right (a “Right”) issued to existing shareholders under the Rights Offering will entitle the holder to purchase one additional Share for each Share held at a price per Share of $0.10. The offering will be subject to approval by the TSX Venture Exchange (“TSXV”) and other appropriate regulators. In addition to Cyrus’ commitment to exercise its Rights under the Right Offering as a manager to FBC, outlined above, certain members of senior management have agreed to subscribe for all of their Rights plus such additional Rights that may not be taken up, to an aggregate of $300 thousand.

5.	Full Description of Material Change

In addition to the information included in the news release attached hereto, the following disclosure is required under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

(a)	A description of the transaction and its material terms:

Maudore announced on October 15, 2013, that it has received, and the Board has approved, the Term Sheet from Cyrus, in its capacity as a manager to FBC, which provides for the restructuring of certain debt arrangements of the Company, including:

•	The new Liquidity Facility, which matures one year following closing;

•	One year of interest expense deferral in the amount of $2.984 million to be replaced by $2.984 million of 5% Convertible Debentures, convertible into 24,870,313 Shares;

•	A $725 thousand commitment to subscribe for a proportionate share of the Rights Offering;

•	The release of the interest escrow account with the net proceeds to be applied to reduce the current term loan owing to FBC to $19.2 million; and

•	The issuance of 9,078,000 Fee Shares.

(b)	The purpose and business reasons for the transaction:

Maudore believes that the execution of the Standstill Agreements, the completion of the restructuring, the new financing, and the Rights Offering set out in the Term Sheet will allow the Company to focus its attention on the Sleeping Giant project, including its existing mining operations and future developments.

(c)	The anticipated effect of the transaction on the issuer’s business and affairs:

See Item 5(b), above.

(d)	A description of:

(i)	The interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

As at the date hereof, FBC currently holds 7,252,505 Shares, representing 15.36% of Maudore’s issued and outstanding Shares, and 880,000 warrants, each of which are exercisable into one Share at an exercise price of $1.08 per Share and 2,747,252 warrants, each of which are exercisable into one Share at an exercise price of $1.13 per Share. Assuming the exercise of all of the Company’s warrants which are currently exercisable, FBC would hold 19.48% of the Shares, on a diluted basis.

As the result of the above holdings FBC is a “related party” of Maudore pursuant to MI 61-101.

(ii)	The anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person referred to in subparagraph (i) for which there would be a material change in that percentage

Assuming the conversion of the 5% Convertible Debentures into 24,870,313 Shares and depending on the aggregate amount of Shares subscribed for in the Rights Offering and the other transactions contemplated in the Term Sheet, FBC may hold following the completion of the transactions contemplated in the Term Sheet, between 37.75% to 51.98% of the Shares outstanding on a diluted basis.

(e)	A discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee

On October 14, 2013, the Board met to consider the Term Sheet and determined that the transactions contemplated therein are reasonable and in the best interests of Maudore, given Maudore’s current financial situation. The Board also received an opinion from Clarus regarding the terms and conditions of the Term Sheet stating that it is fair to Maudore, from a financial point of view.

The Board further determined that Maudore satisfies the requirements of, and ought to rely on, certain exemptions available under MI 61-101 with respect to minority shareholder approval and valuation requirements, as described in more detail in Item 5(i) below.

(f)	A summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction

Not applicable, see Item 5(i) below.

(g)	Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter or is otherwise to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer

Not applicable.

(h)	The general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

See Item 5(a), above.

(i)	Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101, and the facts supporting reliance on the exemptions

FBC is a “related party” to Maudore. As a result, the entering into of the transactions contemplated in the Term Sheet, including the Liquidity Facility and the issuance of the 5% Convertible Debentures and Fee Shares, are “related party transactions” pursuant to MI 61-101.

As related party transactions, MI 61-101 requires the Company to obtain minority shareholder approval (the “Shareholder Approval Requirement”) with respect to the Liquidity Facility and the issuance of the 5% Convertible Debentures and Fee Shares and a formal valuation (the “Valuation Requirement”) with respect to the 5% Convertible Debentures and Fee Shares.

The Company is relying on the financial hardship exemption from the Shareholder Approval Requirement and Valuation Requirement contained in subsections 5.5(g) and 5.7(1)(e) of MI 61-101 with respect to the entering into of the Liquidity Facility and the issuance of the 5% Convertible Debentures and Fee Shares, on the basis that:

(i)	Maudore is in serious financial difficulty;

(ii)	The transactions contemplated in the Term Sheet are designed to improve the financial position of Maudore; and

(iii)	The Board, consisting entirely of directors who are independent of Cyrus and FBC, acting in good faith, have determined that sub paragraphs (i) and (ii) above apply, and the terms of the Term Sheet are reasonable in the circumstances of Maudore.

(j)	If the issuer files a material change report less than 21 days before the expected date of the closing of the transaction, the issuer shall explain in the news release required to be issued under National Instrument 51-102 Continuous Disclosure and in the material change report why the shorter period is reasonable or necessary in the circumstances.

This report was filed as soon as possible after the approval of the Term Sheet, but less than 21 days before the anticipated closing of certain transactions contemplated therein, as Maudore wished to negotiate and complete the transactions on an expedited basis with a view to reducing its debt and interest payment obligations and for other sound business reasons. Maudore believes this decision is reasonable given its financial condition.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Greg Struble

President and CEO

Email: greg.struble@maudore.com

+1 647 927 0239

9.	Date of Material Change Report

October 15, 2013

A copy of this material change report will be sent to any shareholder upon request at no charge.

Appendix “A”

PRESS RELEASE

FOR IMMEDIATE RELEASE

Maudore Minerals Ltd. 2000 Peel Street Suite 620 Montreal, QC Canada H3A 2W5

Maudore Reaches Consensual Restructuring Agreement and is now Focused

on Increasing Production and Cash Flow at Sleeping Giant

MONTREAL, (October 15, 2013) /CNW Telbec/—Greg Struble, President and CEO of Maudore Minerals Ltd. (MAO: TSX-Venture; MAOMF: US OTC; M6L: Frankfurt Exchange) is pleased to report that agreements have been signed for the consensual restructuring of current debts owed to Cyrus Capital Partners (“Cyrus”), in its capacity as a manager to FBC Holdings S.à.r.l (“FBC”), as well as with the major unsecured creditors at both Maudore and its operating subsidiary Aurbec Mines Inc. (“Aurbec”). This agreement allows Maudore to focus on increasing production from the Sleeping Giant Mine where underground diamond drilling has been proceeding for the past 6 weeks.

The Maudore agreement covers $2.36 million of trade credit, of which $300 thousand is to be repaid by November 30, 2013 with the balance due on October 30, 2014, with provision for additional payments as set out below.

The Aurbec agreement covers $4.33 million of trade credit, of which $562 thousand is to be repaid by November 30, 2013 and a further $562 thousand is to be repaid by April 30, 2014 for a total reduction of $1.12 million. The balance will be due on October 31, 2014. The Aurbec trade creditors will be granted a first ranking charge on Aurbec’s rights and claims in respect of its Vezza Project (“Vezza Hypothec”) to secure any outstanding balance until repaid.

In consideration for the Vezza Hypothec and the payments by Aurbec, Entrepreneur Minier Promec Inc. (“Promec”) has agreed to discharge an existing Hypothec which it registered on August 15, 2013 and has agreed to ask the court that the Bankruptcy Petition filed on August 27, 2013 be withdrawn or dismissed.

Both agreements have been acknowledged by both FBC and Cyrus.

Mr Struble is pleased to further advise that Maudore has received, and its Board has approved, a Consensual Restructuring Term Sheet Proposal (“Term Sheet”) from Cyrus which provides the following:

•	Up to $6 million Liquidity Facility which matures at the same time as the rest of the Standstill Agreements

•	One year of Interest Expense Deferral in the amount of $2.984 million to be replaced by $2.984 million of 5% Convertible Debentures with a 3 year maturity

•	$725 thousand commitment to subscribe for their proportionate share of a $4.72 million Rights Offering (the “Rights”) details of which are set out below

•	The existing Interest Escrow Account will be released and the net proceeds applied to reduce the current term loan to $19.2 million

The Board of Directors of Maudore have received an opinion from Clarus Securities Inc. regarding the terms and conditions of the Consensual Restructuring Term Sheet Proposal stating that it is fair to the Company, from a financial point of view.

Finally, Mr Struble hereby announces that Maudore intends to file a prospectus for an offering of rights (the “Rights”), to all shareholders as at a date to be determined. Each Right will entitle the holder to purchase one share for each share held at a price per share of $0.10. Based on the current shares outstanding, this would result in total proceeds of $4.72 million, if fully subscribed. This will be subject to approval by the TSX.V and other appropriate regulators.

As noted above, Cyrus has agreed to subscribe for all of their shares to a total of $725 thousand as part of its overall Term Sheet proposal. In addition, certain members of senior management have agreed to subscribe for all of their rights plus such additional Rights that may not be taken up to a total of $300 thousand. The proceeds of the offering will be added to working capital to further improve the liquidity of the Company. To the extent that the total funds raised exceed $2 million, the trade creditors will be entitled to share in 50% of the excess amounts pursuant to the terms of their respective Standstill Agreements.

“We are naturally very pleased that we have been able to put this Consensual Restructuring in place,” Mr Struble stated. “It will allow us to focus all of our attention on developing the tremendous potential that we see at Sleeping Giant and increasing production.”

Maudore’s Chairman, Kevin Tomlinson, noted: “Despite the obvious distractions caused by the recent restructuring challenges, management has worked diligently to successfully restart the mining operations at Sleeping Giant. The goal for us now is to define further high-grade resources at Sleeping Giant where historically the grades have been in the 9-13 g/t Au range with production levels circa 50 thousand oz/a.”

About Maudore Minerals Ltd.

Maudore is a Quebec-based junior gold company in production, with mining and milling operations as well as more than 22 exploration projects. Five of these projects are at an advanced stage toward development with reported current and historical resources and mining. Currently, gold production is ramping up at Sleeping Giant. The Company’s projects span some 120 km, east-west, of the underexplored Northern Volcanic Zone of the Abitibi Greenstone Belt and cover a total area of 1,570 km² with the Sleeping Giant Processing Facility within trucking distance of key development projects.

CONTACTS:

Greg Struble

President and CEO

Email: greg.struble@maudore.com

+1 647 927 0239

George Fowlie

Deputy Chairman of the Board and Director of Corporate Development

Email: george.fowlie@maudore.com

+1 416 587 9801

Claudine Bellehumeur

Chief Financial Officer

Email: cbellehumeur@aurbec.com

+1 819 825 4343

Cautionary Statement Regarding Forward-Looking Statements

This release and other documents filed by the Company contain forward-looking statements. All statements that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “intend”, “anticipate”, “believe”, “expect”, “estimate”, “plan” and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements include, without limitation, performance and achievements of the Company, business and financing plans, business trends and future operating revenues. These statements are inherently uncertain and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, financial related risks, unstable gold and metal prices, operational risks including those related to title, significant uncertainty related to inferred mineral resources, operational hazards, unexpected geological situations, unfavourable mining conditions, changing regulations and governmental policies, failure to obtain required permits and approvals from government authorities, failure to obtain any required approvals of the TSXV or from shareholders, failure to obtain any required financing, failure to complete any of the transactions described herein, increased competition from other companies many of which have greater financial resources, dependence on key personnel and environmental risks and the other risks described in the Company’s continuous disclosure documents.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.